July 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Sherwin-Williams Company
Registration Statement on Form S-4 (Registration No. 333-218914)

Ladies and Gentlemen:

On behalf of The Sherwin-Williams Company (“Sherwin-Williams”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-218914) of Sherwin-Williams be declared effective at 9:00 a.m. on Friday, July 7, 2017, or as soon thereafter as practicable. Sherwin-Williams respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

The Sherwin-Williams Company

By:	/s/ Allen J. Mistysyn
	Name:	Allen J. Mistysyn
	Title:	Senior Vice President—Finance and Chief Financial Officer

cc:	Michael J. Solecki, Esq.